EXHIBIT 12.1

SM Energy Company
Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
	(in thousands, except ratios)

Pretax income (loss) from continuing operations	$(86,511)	$1,064,699	$278,611	$(83,517)	$339,001	$314,896

Add: Fixed charges	38,043	117,147	102,758	77,841	58,030	29,558
Add: Amortization of capitalized interest	3,163	11,448	11,784	9,095	5,107	2,991
Less: Capitalized interest	(4,928)	(16,165)	(10,952)	(12,135)	(10,785)	(4,337)
Earnings before fixed charges	$(50,233)	$1,177,129	$382,201	$(8,716)	$391,353	$343,108

Fixed charges:
Interest expense (1)	$32,647	$98,554	$89,711	$63,720	$45,849	$24,196
Capitalized interest	4,928	16,165	10,952	12,135	10,785	4,337
Interest expense component of rent (2)	468	2,428	2,095	1,986	1,396	1,025
Total fixed charges	$38,043	$117,147	$102,758	$77,841	$58,030	$29,558

Ratio of earnings to fixed charges	—	10.0	3.7	—	6.7	11.6
Insufficient coverage	$88,276	$—	$—	$86,557	$—	$—

(1) Includes amortization of discount and deferred financing costs.
(2) Represents a reasonable approximation of the rental factor.